FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 31 December 2013
Exhibit No. 2	Total Voting Rights dated 31 December 2013
Exhibit No. 3	Director/PDMR Shareholding dated 08 January 2014
Exhibit No. 4	Notification of Major Interest in Shares dated 09 January 2014

Exhibit No. 1

THE ROYAL BANK OF SCOTLAND GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer

The Royal Bank of Scotland Group plc ("RBS")

2. Name of individual

Ross McEwan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Ross McEwan

6. State the nature of the transaction

Vesting of 454,106 shares arising from a conditional share award under the RBS 2010 Deferral Plan, granted on 30 August 2012 as part of the arrangements when Mr McEwan joined RBS from Commonwealth Bank of Australia.

A total of 214,019 shares have been sold to meet the immediate tax liabilities arising on vesting. Mr McEwan has retained the remaining 240,087 vested shares.

Vested shares are subject to a six month retention period following vesting.

7. Price per share or value of transaction

£3.402

8. Date of transaction

31 December 2013

9. Date issuer informed of transaction

31 December 2013

10. Name of contact and telephone number for queries

Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Jan Cargill, Deputy Secretary

Date of notification - 31 December 2013

Exhibit No.2

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 December 2013:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31-Dec-13
Ordinary shares of £1	6,203,022,294	4	24,812,089,176
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	6,203,922,294		24,815,689,176

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

36

8. Price per share or value of transaction

£3.4360

9. Date and place of transaction

7 January 2014

10. Date issuer informed of transaction

7 January 2014

11. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

8 January 2014

Exhibit No.4

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	The Royal Bank of Scotland Group plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	x
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Solicitor for the affairs of Her Majesty's Treasury
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	31 December 2013
6. Date on which issuer notified:	8 January 2014
7. Threshold(s) that is/are crossed or reached: vi, vii	Crossed percentage threshold of 64%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B7T77214	3,964,483,519	15,857,934,076	3,964,483,519	15,857,934,076		63.90%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Series 1 class B shares	£5.00 (subject to adjustment)	-	Anytime	Up to 20,400,000,000 (depending on extent of conversion into ordinary shares)		Nominal	Delta
Up to 45.1%

Total (A+B+C)
Number of voting rights				Percentage of voting rights
36,257,934,076				80.19%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
UKFI Financial Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).
The solicitor for the affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Nike Kojakovic, UKFI
15. Contact telephone number:	+44 (0)207 070 5942

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 January 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary